UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of September, 2014

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

China Enterprises Limited (“the Company”) inadvertently issued a press release on September 24, 2014 with respect to the same subject matter as this release. That earlier release has been retracted and this release supersedes it in all respects.

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

HONG KONG, CHINA, September 26, 2014 - The Board of Directors of the Company announces the following financial information for the year ended December 31, 2011: -

Financial Highlights

	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	Nil	Nil
Operating loss	Rmb(4.2M)	Rmb(3.3M)
Loss before income tax and equity in earning of equity method affiliate	Rmb(401.3M)	Rmb(6.9M)
Net income/(loss)	Rmb(275M)	Rmb168M
Net earning/(loss) per common share	Rmb(30.49)	Rmb18.63

Since the Company does not have an operating subsidiary up to the date of this press release, the financial results of the Company in fiscal 2010 and 2011 greatly depended on the share of result of its affiliate in the tire business, Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou Zhongce”). In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company.

Operating loss increased to Rmb4.2 million in 2011 compared to Rmb3.3 million for the fiscal 2010. The Rmb4.2 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2011.

Loss before income tax and equity in earning of equity method affiliate for the year ended December 31, 2011 increased to Rmb401.3 million compared to loss of Rmb6.9 million in 2010. The net loss for the fiscal year 2011 consisted mainly of net realized gain recognized on investments of Rmb4.4 million, interest income of Rmb1.5 million, interest expense of Rmb2.2 million, impairment loss recognized on available-for-sale securities amounted to Rmb2.3 million, unrealized loss recognized on trading securities amounted to Rmb27.1 million, administrative charges on investment of Rmb7.5 million, income tax expense of Rmb31.4 million, the Company’s share of net profit of Hangzhou Zhongce in an amount of Rmb157.7 million, and loss on disposal of interest in Hangzhou Zhongce of Rmb364.5 million.

The Company presently anticipates that it will hold its next Annual General Meeting in Hong Kong as soon as practicable in 2015.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers LLC
Tel: (852) 2372 0130	Tel: (631) 756-2486
Fax: (852) 2537 6591	Fax: (646) 478-9415